IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                   IN AND FOR NEW CASTLE COUNTY



IN RE LIN BROADCASTING CORPORATION )   Consolidated
SHAREHOLDERS LITIGATION            )   C.A. No. 14039



                   STIPULATION AND AGREEMENT OF
                COMPROMISE, SETTLEMENT AND RELEASE


          The parties to the above-captioned action, by and
through their respective attorneys, have entered into the
following Stipulation and Agreement of Compromise, Settlement and Release (the "Stipulation") pursuant to the terms and conditions set forth below and subject to the approval of the Delaware Court of Chancery (the "Delaware Court"):
          WHEREAS:
          A. In April 1988, McCaw Cellular Communications, Inc. ("McCaw"), which is principally engaged in the business of providing cellular communication services, and certain of its affiliates filed a Statement on Schedule 13D with the Securities and Exchange Commission reporting their aggregate beneficial ownership of 2,820,400 Common Shares of LIN Broadcasting
Corporation ("LIN"). LIN is engaged primarily in the business of providing cellular voice telephone and data services. Over the course of the next 14 months, McCaw and its affiliates increased their ownership to 5,089,500 Common Shares.
          B.   On June 8, 1989, McCaw commenced a tender offer
(the "McCaw Offer") pursuant to which it offered to purchase for cash all of the LIN Common Shares it did not then own for $120 per LIN Common Share.  On July 28, 1989, McCaw revised the price at which it was offering to purchase LIN Common Shares to $110 per LIN Common Share.
          C. On September 11, 1989, LIN entered into a merger agreement with BellSouth Corporation, pursuant to which the cellular operations of LIN and BellSouth would be combined into
LIN, with BellSouth holding a 50% equity interest in LIN, the stockholders of LIN would receive a cash payment of $20 per LIN
Common Share and LIN's television operations would be spun off to LIN's stockholders.
          D.   On October 10, 1989, McCaw revised the McCaw Offer
to offer to purchase 22 million LIN Common Shares for cash for
$125 per LIN Common Share, which would have provided McCaw with a majority of LIN's voting stock. In addition, McCaw indicated its intention to enter into a mutually satisfactory private market value guarantee agreement as promptly as practicable following consummation of its offer.
          E. On November 20, 1989, in response to further negotiations between LIN and BellSouth, McCaw again revised the
McCaw Offer to offer to purchase 22.5 million LIN Common Shares for cash for $150 per LIN Common Share; to enter into a proposed private market value guarantee agreement; and to cause LIN, following successful completion of the McCaw Offer, to purchase and distribute to LIN's stockholders, other than McCaw and its affiliates, shares of Class A Common Stock of McCaw with an aggregate market value of $425 million.
          F.   After further discussions, the final version of
the McCaw Offer ensued.  McCaw agreed to a restructured
transaction that reduced the number of LIN Common Shares that it would offer to purchase to 21.9 million, increased the purchase price to $154.11 per LIN Common Share, dropped certain conditions to its tender offer, and made certain changes to the proposed private market value guarantee that resulted in its final form
(in final form, the "PMVG"), subject to the LIN Board of
Directors publicly announcing its recommendation that LIN's stockholders accept the revised McCaw Offer. The LIN Board, following discussion and based on advice from LIN's investment advisors and legal counsel, by unanimous vote withdrew its earlier recommendation of the transactions contemplated by the BellSouth merger agreement and recommended that LIN's stockholders accept the McCaw Offer once the conditions to that offer were satisfied.
          G.   Thereafter, LIN requested that BellSouth terminate
the BellSouth merger agreement.  McCaw subsequently entered into a settlement agreement with BellSouth pursuant to which the
BellSouth merger agreement was terminated, and McCaw paid $66.5 million to BellSouth in respect of certain termination fees and expenses contemplated by the BellSouth merger agreement.
          H.   On December 11, 1989, LIN and McCaw entered into
an agreement pursuant to which McCaw undertook to proceed with the McCaw Offer on the terms described above and established other terms, including the execution by McCaw and LIN, on the same day, of the PMVG.  The PMVG had been negotiated at arm's length by McCaw and LIN prior to McCaw's acquisition of control of LIN and was approved by the LIN Board prior to the time that any of the members of the LIN Board were designated by or
otherwise affiliated with McCaw.  On March 5, 1990, McCaw
acquired 21.9 million LIN Common Shares pursuant to the McCaw
Offer, bringing McCaw's aggregate ownership to 26,989,500 LIN
Common Shares, or approximately 52% of the outstanding LIN Common Shares. McCaw has not increased its beneficial ownership of LIN Common Shares since completion of the McCaw Offer.
          I.   McCaw and LIN thus entered into the PMVG on
December 11, 1989 as part of the agreement under which McCaw and
LIN agreed to McCaw's acquisition of control of LIN. The PMVG provided, inter alia, that for as long as McCaw and its affiliates or any member of a "group," as such term is used for purposes of Schedule 13D under the Exchange Act (collectively
"Group Members") beneficially own in the aggregate at least 25%
of the outstanding LIN Common Shares on a fully diluted basis, or McCaw's designees constitute a majority of the LIN Board, and any
LIN Common Shares are held by other persons, the following
provisions, among others, will apply:
          i. Three members of the LIN Board will be independent directors as determined under the New York Stock Exchange Rules
(the "LIN Independent Directors"). The current LIN Independent Directors are persons who served on LIN's Board prior to the completion by McCaw of the McCaw Offer.
          ii. On or about January 1, 1995, the LIN Independent Directors would designate an investment banking firm of recognized national standing, and McCaw would designate an
investment banking firm of recognized national standing, in each case to determine the private market value per LIN Common Share pursuant to the terms of the PMVG.
          J. On December 4, 1990, a number of LIN shareholders brought an action in the United States District Court for the
Southern District of New York (the "Federal Court") against LIN,
McCaw and the directors of LIN, individually and derivatively, and on behalf of LIN alleging, inter alia, that certain of the actions of the LIN board that related to the acquisition  of LIN by McCaw were unlawful (the "LIN Action").  On June 6, 1992, the
LIN Action was settled upon notice to a class of LIN shareholders
(the "LIN Class") consisting of all holders of LIN common stock at any time from and including June 7, 1989 through and including March 5, 1990 (the "LIN Settlement"). As part of the LIN
Settlement, the LIN Class released all claims relating to or arising out of the acquisition of LIN by McCaw, including all claims relating to or arising out of the PMVG.
          K.   On November 4, 1992, McCaw and AT&T Corp.
("AT&T"), which is principally engaged in global information movement and management, financial services and leasing,
announced publicly that they were discussing a proposed strategic alliance, including a significant investment by AT&T in McCaw, the purchase by AT&T from McCaw's controlling stockholders of an option to obtain voting control of McCaw and the grant by AT&T to McCaw of a 99-year license to use the AT&T service mark on
McCaw's wireless services.  Discussions with respect to the
proposed alliance continued through 1992 and the first half of
1993.  Officers of McCaw periodically reported to the LIN Board on the status of the negotiations with respect to the proposed AT&T/McCaw alliance.
          L. In July 1993, AT&T representatives informed McCaw representatives that AT&T wished to explore the desirability and feasibility of a merger as a possible alternative to the proposed strategic alliance.  On August 14, 1993, AT&T made a merger proposal to McCaw, and the terms thereof were negotiated on August 14 and 15, 1993.  On August 15, 1993, the proposed merger was approved by the Boards of Directors of AT&T and McCaw
(the "AT&T/McCaw Merger"). On August 16, 1993, AT&T and McCaw executed a merger agreement providing for the merger of McCaw and a subsidiary of AT&T.  On September 19, 1994, the AT&T/McCaw
Merger was consummated, and AT&T acquired all of the outstanding shares of McCaw in exchange for shares of common stock, par value $1.00 per share, of AT&T. Neither AT&T nor any of its subsidiaries has acquired any LIN Common Shares except indirectly through its acquisition of McCaw in such merger. At the time of AT&T's acquisition of McCaw, there were five McCaw designees, in addition to the three LIN Independent Directors, on the LIN
Board. Subsequent to that acquisition, two of the five McCaw designees resigned from the LIN Board, the size of the LIN Board was increased by three and five persons employed by AT&T were elected to the LIN Board.
          M.   As required by the PMVG, a process commenced on
January 1, 1995 to determine the private market value per LIN
Common Share.  Pursuant to a provision in the PMVG, McCaw and the
LIN Independent Directors each designated nationally recognized investment banking firms to determine such firms' views of the private market value per LIN Common Share as defined in the PMVG.
The LIN Independent Directors designated Bear,  Stearns & Co.
Inc. ("Bear Stearns") and Lehman Brothers Inc. ("Lehman
Brothers"), acting jointly, for this purpose; McCaw designated
Morgan Stanley & Co. Incorporated ("Morgan Stanley"). The PMVG defines private market value per LIN Common Share as "the private market price per [LIN Common] Share (including control premium)
that an unrelated third party would pay if it were to acquire all outstanding [LIN Common] Shares (including the [LIN Common]
Shares held by [McCaw] and its affiliates) in an arm's-length transaction, assuming that [LIN] was being sold in a manner designed to attract all possible participants (including the
Regional Bell Operating Companies) and to maximize stockholder value, including if necessary through the sale or other
disposition (including tax-free spin-offs, if possible) of
businesses prohibited by legal restrictions to be owned by any particular buyer or class of buyers (e.g., the Regional Bell
Operating Companies)."
          N.   Morgan Stanley and Bear Stearns and Lehman
Brothers conducted due diligence with respect to LIN, including reviewing various sets of projections for LIN from LIN management and from McCaw management.  Each of the investment banking firms also conducted various analyses to determine their views of the private market value of LIN, including a discounted cash flow analysis; an analysis of selected precedent transactions; an analysis of potential purchasers; and an analysis of the public
trading prices of the shares of comparable companies.   In
accordance with the instructions of both McCaw and the LIN
Independent Directors, Morgan Stanley and Bear Stearns and Lehman Brothers did not solicit third-party interest with respect to an acquisition of all or any part of LIN.
          O. Pursuant to the PMVG, on January 31, 1995, Morgan Stanley and Bear Stearns and Lehman Brothers exchanged their initial views as to the private market value per LIN Common
Share. The initial view of Morgan Stanley was that the private market value per LIN Common Share was $100. The initial view of Bear Stearns and Lehman Brothers was that the private market value per LIN Common Share was $162, assuming a closing date for an acquisition of LIN of June 30, 1995. As contemplated by the PMVG, at their January 31, 1995 meeting and during the period from January 31, 1995 to February 15, 1995, Morgan Stanley and
Bear Stearns and Lehman Brothers consulted with one another with respect to these views, which included discussion of the methodologies employed by each of the firms in reaching their initial views.
          P.   On February 15, 1995, Morgan Stanley and Bear
Stearns and Lehman Brothers delivered their final views as to the private market value per LIN Common Share. The final view of Morgan Stanley was that the private market value per LIN Common
Share was $105, assuming a closing date for an acquisition of LIN of no earlier than June 30, 1995. The final view of Bear
Stearns and Lehman Brothers was that the private market value per LIN Common Share was $155, assuming a closing date for an acquisition of LIN of June 30, 1995. On February 15, 1995, the last trading day prior to the public announcement of the final views of Morgan Stanley and Bear Stearns and Lehman Brothers, the high and low sales price per LIN Common Share on the Nasdaq
National Market were $141-1/2 and $138-1/2, respectively. On February 16, 1995, the day that the final views were disclosed, the high and low sales prices were $132 and $129 per LIN Common Share, respectively.
          Q.  Under the PMVG, because the final view of Bear
Stearns and Lehman Brothers was more than 110% of the final view of Morgan Stanley, the investment banking firms were required to agree upon and jointly designate another investment banking firm of recognized national standing to determine the private market value per LIN Common Share. Pursuant to these provisions, on February 17, 1995, Wasserstein Perella, an independent nationally recognized investment banking firm unaffiliated with AT&T, McCaw and LIN, was engaged for this purpose.
          R. Wasserstein Perella was provided with written presentations from Morgan Stanley and Bear Stearns and Lehman Brothers; conducted due diligence with respect to LIN, including reviewing varying projections from LIN management and McCaw management and other written materials and conducting interviews with LIN management and McCaw management; conducted two lengthy meetings with representatives of Morgan Stanley, Bear Stearns and Lehman Brothers and counsel for McCaw and the LIN Independent Directors, at which extensive presentations were made; received legal advice with respect to the proper interpretation of the PMVG and other related issues; and conducted its own analyses of the private market value per LIN Common Share. The legal advice provided to Wasserstein Perella by its counsel included advice as to whether, in determining the private market value in accordance with the definition of private market value contained in the PMVG, AT&T and McCaw should be considered as potential buyers, an issue as to which McCaw and the LIN Independent Directors had a difference of views. Wasserstein Perella's counsel concluded that, under this definition, AT&T and McCaw should not be considered potential buyers.
          S. On March 7, 1995, Wasserstein Perella determined that the private market value per LIN Common Share, as defined under the PMVG, is $127.50. Under the formula set forth in the PMVG, $127.50 per LIN Common Share is the Private Market Price as defined under the PMVG, because this amount is more than one-third and less than two-thirds of the way between the $105 per LIN Common Share and the $155 per LIN Common Share determined by Morgan Stanley, and by Bear Stearns and Lehman Brothers, respectively, as the private market value per LIN Common Share.
If Wasserstein Perella's determination were not in this middle range, the Private Market Price would have been the average of Wasserstein Perella's determination and the closer of the other two appraisals, but not more than the higher view ($155) nor less than the lower view ($105). On March 7, 1995, the last trading day prior to the public announcement of Wasserstein Perella's determination as to the private market value per LIN Common
Share, the high and low sales prices per LIN Common Share on the Nasdaq National Market were $130.25 and $128.25, respectively.
          T. Pursuant to the PMVG, McCaw was given 45 days to determine whether it desired to proceed with an acquisition of all the publicly held LIN common shares (the "LIN Public Shares") at the Private Market Price. Under the PMVG, if McCaw decided to proceed, it was required to enter into an agreement with LIN for such acquisition. If McCaw decided not to proceed, the PMVG would require McCaw to put LIN up for sale in its entirety under the direction of the LIN Independent Directors in a manner intended to maximize value for all LIN Common Shares.
          U. On April 7, 1995, McCaw determined that it desired to proceed with an acquisition of the LIN Public Shares at the Private Market Price of $127.50 per LIN Common Share (the
"Original Merger"). On April 6, 1995, the last trading day prior to the public announcement of McCaw's determination, the high and low sales prices per LIN Common Share on the Nasdaq National
Market were $122.25 and $121.50, respectively. Subsequent to McCaw's determination, representatives of the LIN Independent Directors had discussions with representatives of McCaw with respect to the terms on which the LIN Independent Directors would be willing to vote in favor of, or abstain with respect to, the acquisition of the LIN Public Shares by McCaw pursuant to the PMVG. These discussions focused on: (I) the possibility of McCaw increasing the price at which it would acquire the LIN
Public Shares and/or adding an accretion to the purchase price in the event the Original Merger closed after June 30, 1995; (ii) certain requested changes in the text of a draft of a proposed merger agreement, including adding a guarantee from AT&T and a representation that the funds for the purchase of the LIN Public Shares would be provided by AT&T in the form of a capital contribution and narrowing or eliminating the condition to McCaw's obligation to consummate the Original Merger that there be no pending litigation challenging the Original Merger or the PMVG; and (iii) the possibility of seeking a fairness opinion from Wasserstein Perella or another investment banking firm.
          V. Following discussions between the representatives of the LIN Independent Directors and of McCaw, on April 28, 1995, the LIN Board met to consider a proposed form of merger agreement
(the "Original Merger Agreement").  At this meeting, the LIN
Board heard presentations from and asked questions of representatives of Morgan Stanley, Bear Stearns, Lehman Brothers, and Wasserstein Perella; heard presentations on the background of the PMVG, the terms of the proposed Original Merger Agreement and the status of pending litigation; and were advised by counsel with respect to their duties under Delaware law. The LIN Board then approved the Original Merger Agreement and the Original
Merger by a vote of six to three, with two directors abstaining.
The three LIN Independent Directors each voted no on the proposal to approve the Original Merger Agreement presented to the LIN
Board, and two abstained.  Following the meeting of the LIN
Board, McCaw, MMM Holdings, Inc. ("MMM"), a wholly-owned subsidiary of McCaw, MMM Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of MMM, and LIN entered into the Original Merger Agreement. The purpose of the Original Merger was to effect the acquisition of all the LIN Public Shares by McCaw, as contemplated by the PMVG.
          W. A number of putative class action lawsuits challenging the Original Merger and the PMVG process were filed in several jurisdictions. There is now pending the consolidated action entitled In re LIN Broadcasting Corporation Shareholders Litigation, Consolidated C.A. No. 14039, in the Court of Chancery of the State of Delaware, New Castle County (the "Delaware
Action"), and the actions entitled Katz v. Robert F. Allen, et al., Index No. 95-104259, Luke v. Wasserstein Perella & Co., et al., Index No. 95-105973, and Frank v. Alberg, et al., Index No. 95-108949, in the Supreme Court of the State of New York, County of New York (the "New York State Court Actions") (collectively, the "Actions"). The Actions were filed as putative class actions on behalf of holders of LIN Common Shares, naming as defendants
AT&T, McCaw, MMM, certain individual officers and directors of AT&T, McCaw and LIN (collectively, the "Individual Defendants"), Wasserstein Perella, and Morgan Stanley. The Actions variously seek injunctive relief, monetary damages and/or rescission on the grounds that the conduct of the various defendants in connection with the proposed plan of merger among LIN, McCaw and two subsidiaries of McCaw and the determination of the private market value of the LIN Common Shares pursuant to the PMVG, constitutes, inter alia, a breach of the PMVG, unjust enrichment, and a breach of fiduciary duties.
          X.   Another action, Newman v. McCaw Cellular
Communications and AT&T Corp., C.A. No. 95 Civ. 1583, in the
United States District Court for the Southern District of New
York (the "Federal Action"), that asserted certain federal claims, was voluntarily dismissed without prejudice on June 22, 1995 pursuant to the filing of plaintiff's Notice of Voluntary Dismissal dated June 21, 1995, in which plaintiff stated that based on facts learned from defendants' counsel subsequent to the commencement of the action, plaintiff no longer believed it could prevail on its claims.
          Y. One of the conditions to McCaw's obligation to consummate the Merger under the Original Merger Agreement was that no litigation be pending that questioned the validity or legality of the PMVG or the proceedings thereunder or of the Original Merger Agreement or the transactions contemplated thereby, or which imposed or could impose any remedy, condition or restriction in connection therewith unacceptable to McCaw.
The litigation described above, if left pending, would have caused that condition not to be satisfied. The condition could, however, have been waived by McCaw.
          Z. Following plaintiffs' counsel's extensive factual investigation, document discovery and consultation with experts, arm's-length negotiations commenced between plaintiffs' counsel and counsel for AT&T and McCaw. On June 22, 1995, the parties executed a Memorandum of Understanding (the "Memorandum of Understanding"), which contemplated the settlement of the Actions and all claims that have been or could have been the subject of the Actions (the "Settlement"), on the terms and subject to the conditions set forth below. The Memorandum of Understanding was subject to: (a) the drafting and execution of an appropriate Stipulation and such other documentation as may be required to obtain final Court approval of the Settlement; (b) the completion by plaintiffs of appropriate discovery in the Actions reasonably satisfactory to plaintiffs' counsel; (c) final Court approval of the Settlement and dismissal of the Actions with prejudice and without awarding costs to any party (except as provided in paragraph 11 below); (d) the approval of the LIN Independent Directors; and (e) the receipt of a fairness opinion from a mutually acceptable investment banking firm. The Memorandum of Understanding was to be null and void and of no force and effect were any of these conditions not met or should plaintiffs' counsel have determined after completion of discovery that the Settlement was not fair and reasonable.
          AA. At a meeting on June 30, 1995, the LIN Board considered a proposed amended and restated merger agreement (the "Merger Agreement") that reflected the terms of the Memorandum of Understanding. The LIN Board also received the opinion and financial presentation of Wasserstein Perella, the agreed-to mutually-acceptable investment banking firm, to the effect that the increased consideration as provided in the Merger Agreement is fair from a financial point of view to the LIN public stockholders. The LIN Independent Directors joined in the unanimous approval by the LIN Board of Directors of the Merger Agreement and the merger contemplated thereby (the "Merger") and indicated their acceptance of the Memorandum of Understanding setting forth the terms of the proposed litigation Settlement.
As contemplated by the Memorandum of Understanding as a condition to the Settlement, the LIN Independent Directors have also assented to the scheduled conversion of certain cellular systems of LIN and its subsidiaries to provide equal access for long distance carriers and the use by LIN and its subsidiaries of the AT&T service mark in the marketing of certain services pending the Merger.
          BB. Plaintiffs in the foregoing litigation, through their counsel, have completed appropriate discovery and believe that the terms and conditions of the Settlement are fair, reasonable, and in the best interests of the LIN public stockholders. In reaching this conclusion, plaintiffs and their attorneys have taken into account, among other things, the risks of litigation and the substantial benefits the Settlement will confer on LIN public stockholders and the members of the Settlement Class (as defined below). Defendants believe that it is in the best interests of all parties that the Actions be settled and dismissed, because such settlement would avoid the time, expense and risks associated with further litigation and would allow repose of the Settled Claims, as defined below.
          NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Delaware Court, that all claims, rights or causes of action, known or unknown, arising under common law or statutory law, state or federal, including all securities laws, that arise now or hereafter out of, or relate to, directly or indirectly, or that are, were or could have been asserted or in the future might have been asserted in connection with the subject matter of the Actions and this Stipulation, any of the facts, matters, transactions, occurrences or conduct relating to or arising out of the subject matter of the Actions and this Stipulation and any disclosures or non-disclosures related thereto and all claims which have been, or could have been, asserted relating to the Original Merger, the Merger, the Original Merger Agreement, the Merger Agreement, the actions of the LIN Board of Directors and the Independent Director
Defendants relating to the AT&T/McCaw Merger, the PMVG, the proxy statement, or the actions of the Board of Directors of AT&T, McCaw or LIN and the Independent Director Defendants relating to the Original Merger, the Merger, the Original Merger Agreement or the Merger Agreement (except for appraisal rights pursuant to D.G.C.L. Section 262) (collectively, the "Settled Claims"), by any plaintiff or any member of the Settlement Class (as defined in paragraph 7 below), whether individually, directly, representatively, derivatively or in any other capacity, against any of the defendants, and any of the past or present officers, directors, stockholders, employees, agents, attorneys, investment bankers, commercial bankers, insurers, reinsurers, compensation consultants, accountants, representatives, affiliates or subsidiaries of AT&T, McCaw, LIN, MMM, Merger Sub, Morgan
Stanley, Wasserstein Perella, Bear Stearns, Lehman Brothers, or any of the Individual Defendants or Independent Director
Defendants, and any of the heirs, executors, personal representatives, trustees, beneficiaries, estates, administrators, successors or assigns of any of them, shall be compromised, settled, released and dismissed with prejudice, upon and subject to the following terms and conditions:
          1. Subject to the terms and conditions set forth below, instead of the Original Merger, as a result of the aforesaid litigation, McCaw will pay in the Merger $129.50 in cash per LIN Common Share, plus the Additional Amount (as defined below), plus the Accretion Amount (as defined below), (collectively, the "Merger Consideration"). The term "Additional Amount" means $0.25 less an amount equal to (x) the excess over $4 million of the total fee awarded by a final and non-appealable order of the Delaware Court to the plaintiffs' attorneys in connection with the litigation Settlement (as described in paragraph 11 below), divided by (y) the number of LIN Common Shares issued and outstanding immediately prior to the Effective Time (as described below), other than LIN Common Shares owned by McCaw or any of its wholly-owned subsidiaries and LIN
Common Shares held in the treasury of LIN or by any wholly-owned subsidiary of LIN. The term "Accretion Amount" means an amount, if any, equal to the amount of simple interest that would accrue on $129.50 plus the Additional Amount (if any) at a rate of five and one-half percent (5.5%) per annum from, but not including, September 15, 1995 through, and including the date upon which the closing of the Merger (the "Closing") occurs. The term
"Effective Time" is the date upon which the Merger will be consummated and become effective, which will be on the date and at the time at which the certificate of merger to be filed pursuant to the General Corporation Law of the State of Delaware is accepted for filing by the Secretary of State of the State of Delaware or such later date and time as may be specified, with the approval of LIN and McCaw, in such certificate of merger.
The Merger Consideration (before the Accretion Amount) constitutes from $2.00 to $2.25 per LIN Common Share above the Private Market Price determined pursuant to the PMVG, representing an aggregate increase of from $50 to $55 million over the Private Market Price.
          2. The parties to the Actions shall seek to obtain final Court approval of the Settlement and the dismissal of the Actions upon the terms set forth in this Stipulation. As part of the Settlement, plaintiffs shall file a consolidated amended complaint in the consolidated Delaware Action which, among other things, incorporates the allegations made in the New York
Actions. The parties to the respective Actions will present the Settlement to the Delaware Court for approval as soon as practicable following appropriate notice to the Settlement Class
(as defined in paragraph 6 below), and will use their best efforts to obtain final Court approval of the Settlement and the dismissal of the Actions pending in the Delaware Court with prejudice as to all claims asserted in the Actions as against the named plaintiffs and the Settlement Class (as defined in paragraph 6 below) with no right to opt-out of the Settlement and without costs to any party (except as provided in paragraph 11 below) and the dismissal of the New York State Court Actions. As used herein, "final Court approval" of the Settlement means that the Delaware Court has entered an order dismissing the Delaware
Action with prejudice in accordance with the terms of paragraph 9 below and such order is finally affirmed on appeal or is no longer subject to appeal.
          3. Defendants have denied and continue to deny that they have committed or attempted to commit any violations of law or breaches of duty to LIN or its stockholders. Defendants are entering into the Stipulation solely because the proposed
Settlement as described above would eliminate the burden, expense and risk of further litigation and is in the best interests of LIN and all its stockholders.
          4. This Stipulation is not a concession or admission of wrongdoing or liability by any person, and shall not be used or construed as an admission of any fault, omission, liability or wrongdoing on the part of any party hereto in any statement, release or written document or financial report issued, filed or made. Neither this Stipulation, nor the Exhibits hereto, nor the fact of settlement, nor any settlement negotiations or discussions, nor the judgments entered in the Actions, nor any related document shall be offered or received in evidence as an admission, concession, presumption or inference against any party hereto in any proceeding other than such a proceeding as may be necessary to consummate or enforce this Stipulation and the Settlement.
          5. The Settlement is conditioned upon consummation of the Merger and (except as to McCaw's obligation to pay the costs of notice to the Settlement Class) will not be binding upon any party if the Merger Agreement is terminated in accordance with its terms. AT&T and McCaw shall have the option to withdraw from the Settlement in the event that the Merger is terminated or in the event that final Court approval of the Settlement has not been obtained by November 30, 1995. Plaintiffs shall have the option to withdraw from the Settlement in the event that the final proxy statement issued by LIN in connection with the Merger is not substantially in the form in which it was filed by LIN with the Securities and Exchange Commission ("SEC") on July 10,
1995, except for any changes made by LIN in response to comments made by the SEC and any other changes reasonably satisfactory to the Co-Chairs of the Plaintiffs' Executive Committee.
          6. The Settlement Class of plaintiffs encompassed by this Stipulation and Settlement, who through it have compromised, settled and released all right to the Settled Claims, shall consist of all record holders and beneficial owners of LIN shares at any time on or after January 1, 1995 up to and including the Effective Time of the Merger, including those who have sold their LIN shares and thus no longer are current LIN shareholders.
Excluded from the Settlement Class are the defendants herein, members of the immediate family of each of the Individual
Defendants, any person, firm, trust, corporation, officer, director or other individual or entity in which any defendant has a controlling interest or which is related to or affiliated with any of the defendants and the legal representatives, heirs, successors in interest or assigns of any such excluded party.

          7. The obligations of defendants under this Stipulation shall be in full settlement, compromise, release, and discharge of the Settled Claims and are conditioned upon final Court approval of the Settlement. Upon such approval, (a) the defendants or any of them shall have no other or further liability or obligation to any member of the Settlement Class with respect to the Settled Claims; and (b) plaintiffs, for and on behalf of each of their respective selves and each of their respective heirs, affiliates, transferees, successors, or assigns, immediate and remote, and for and on behalf of members of the Settlement Class (hereafter all collectively referred to as the "Releasing Persons"), shall be deemed to have fully and forever released and discharged all the defendants and each of the respective past or present officers, directors, stockholders, employees, agents, attorneys, investment bankers, commercial bankers, insurers, reinsurers, compensation consultants, accountants, representatives, affiliates or subsidiaries of AT&T, McCaw, LIN, MMM, Merger Sub, Morgan Stanley, Wasserstein Perella, Bear Stearns, Lehman Brothers, the Individual Defendants, the Independent Director Defendants, or any of the heirs, executors, personal representatives, trustees, beneficiaries, estates, administrators, successors or assigns of any of them (collectively referred to as the "Released Persons") of and from any and all Settled Claims as heretofore defined.
          8. All Parties agree to use their best efforts to obtain all approvals necessary and to do all things necessary or helpful to effectuate the Stipulation according to its terms, including the execution of all Exhibits or related documents as soon as possible if such execution is necessary. As soon as practicable after this Stipulation has been executed, the parties shall apply jointly for a Scheduling Order in the form annexed hereto as Exhibit A (the "Order") providing, among other things:
          (a) that for purposes of settlement only, the Delaware Action shall be maintained and proceed as a class action on behalf of the Settlement Class, pursuant to Chancery Court Rules 23(a) and 23(b)(1) and 23(b)(2), on behalf of the Settlement Class (as defined in paragraph 6 above), and that the plaintiffs fairly and adequately represent the interests of the Settlement Class (as defined above) in enforcing their rights in the Actions.
          (b) that (I) the Notice of Pendency of Class Actions, Class Action Determination, Proposed Settlement of Class Actions, Settlement Hearing, and Right to Appear, in the form annexed hereto as Exhibit B (the "Notice"); and (ii) the Summary Notice of Class Action Determination, Proposed Settlement of Class Actions and Settlement Hearing in the form annexed hereto as Exhibit C (the "Summary Notice"), are approved by the Delaware Court, and that the mailing and publication of the Notice substantially in the manner and form set forth in the Order and the publication of the Summary Notice in the manner and form set forth in the Order meet the requirements of Court of Chancery Rule 23 and due process, constitute the best notice practicable under the circumstances, and shall constitute due and sufficient notice to all persons entitled thereto; and
          (c) that a hearing (the "Settlement Hearing") shall be held before the Delaware Court, at a time and date to be set by the Delaware Court, to determine whether the proposed settlement of the Delaware Action on the terms and conditions set forth in the Stipulation is fair, reasonable and adequate and should be approved by the Delaware Court, and whether a judgment should be entered.
          9. If the Settlement (including any modification thereto made with the consent of the parties as provided for herein), is approved by the Delaware Court following a hearing, the parties shall jointly request the Delaware Court to enter an Order and Final Judgment ("Final Order"), substantially in the form annexed hereto as Exhibit D, among other things:
          (a) approving the Settlement as fair, reasonable and adequate, and directing consummation of the Settlement in accordance with its terms and provisions;
          (b) dismissing the Delaware Action as to all defendants with prejudice as against all plaintiffs and all members of the Settlement Class, without costs except as provided herein, such dismissal to be subject only to compliance by the parties with the terms and conditions of the Stipulation and any Order of the Delaware Court with reference to the Stipulation; and
          (c) releasing and discharging, on behalf of the Settlement Class and the plaintiffs, the Released Persons from all Settled Claims.
          10. This Stipulation is conditioned upon the entry of an Order and Judgment of the Delaware Court in substantially the form (including such modifications as may be ordered by the Delaware Court with the consent of the parties) annexed hereto as Exhibit D and the entry of Orders and Judgments in the New York Court in each of the New York Actions dismissing each such action.
          11. (a) Plaintiffs' counsel intend to apply to the Delaware Court for an award of attorneys' fees and reasonable out-of-pocket disbursements (together, the "Fees"). Subject to the terms and conditions of this Stipulation, plaintiffs' counsel will apply for Fees of up to $4 million plus $.25 per LIN Merger Share (together with any interest thereon as provided in paragraph 11(d) below), which will not be opposed by the parties or the Released Persons. "LIN Merger Shares" shall mean the LIN Common Shares issued and outstanding immediately prior to the Effective Time, other than LIN Common Shares owned by McCaw or any of its wholly owned subsidiaries and LIN Common Shares held in the treasury of LIN or by any wholly owned subsidiary of LIN.
          (b) If final Court approval of the Settlement is obtained and the Delaware Court awards Fees of $4 million or less by a final order, McCaw will pay that amount to the plaintiffs' attorneys and an additional $.25 per LIN Merger Share (plus any portion of the Accretion Amount allocable to the $.25 per LIN Merger Share) will be paid to the LIN public stockholders as additional Merger Consideration. If the Delaware Court finally awards total Fees of more than $4 million, McCaw will pay that amount to the plaintiffs' attorneys, the amount in excess of $4 million will be deducted from the $.25 per LIN Merger Share (together with any portion of the Accretion Amount allocable to the $.25 per LIN Merger Share) and, if any amount remains after such deduction, the remaining amount will be paid to the LIN public stockholders as additional Merger Consideration. The obligation of McCaw to pay the Fees in either such event is conditioned upon the dismissal of each of the New York State Court Actions.
          (c) If final Court approval of the Settlement is obtained and all other conditions to the Merger are satisfied or waived but the amount of the Fees has not been approved by a final Court order, McCaw will close the Merger and pay $129.50 per LIN Merger Share plus the Accretion Amount allocable to the $129.50 per LIN Merger Share, if any, in the Merger. In such case, McCaw will deposit $.25 per LIN Merger Share on the date of the Closing (together with any portion of the Accretion Amount allocable to said amount) with the Paying Agent (as defined in the Merger Agreement) in an interest bearing account permitting immediate access to the funds held in the account. Following final Court determination of the Fees, the amount in such account (including pro rata interest) will be paid in accordance with the order of the Delaware Court to the plaintiffs' attorneys and the balance, if any, will be paid to the LIN public stockholders who receive the Merger Consideration. The obligation of McCaw to pay the Fees in such event is conditioned upon the dismissal of each of the New York State Court Actions.
          (d) In the event that the Merger is consummated and, for whatever reason, plaintiffs' counsel is not yet entitled to the payment of the Fees, McCaw shall, within five days after the consummation of the Merger, deposit with a bank or trust company mutually designated by McCaw and plaintiffs' counsel the lesser of $4 million or, in the event an award has been made, the actual amount of Fees awarded by the Delaware Court, in an interest bearing account permitting immediate access to the funds held in the account. Such deposit shall be separate from the deposit referred to in paragraph 11(c) above. Within five days after plaintiff's counsel is entitled to the Fees, McCaw shall cause all or such portion of the amount deposited in such account to which plaintiffs' counsel is entitled pursuant to the final award by the Delaware Court, together with any interest accrued in such account allocable to the amount of the Fees awarded, to be paid to plaintiffs' counsel. Any amount remaining in the account that is not owed to plaintiffs' counsel shall be returned to and be the property of McCaw.
          (e) All payment of attorneys' fees and expenses shall be made by wire transfer to an account designated by the Co-Chairs of Plaintiffs' Executive Committee, Wolf Popper Ross Wolf & Jones, L.L.P. and Bernstein Liebhard & Lifshitz.
          (f) McCaw shall pay the costs and expenses related to providing notice of the Settlement to the LIN stockholders.
          12. This Stipulation, and the attached Exhibits, represent the entire agreement between the parties hereto, supersede any prior agreements or understandings between the parties with respect to the subject matter hereof, and shall not be modified unless in writing.
          13. This Stipulation shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors and assigns, and upon any corporation or other entity with which any party hereto may merge or consolidate.
          14. The Exhibits to this Stipulation are incorporated in and constitute an integral part of the Stipulation.

          15. This Stipulation may be amended or any of its provisions waived only by a writing executed by all signatories hereto.
          16. All counsel and any other person executing this Stipulation and any of the Exhibits hereto or any related settlement documents warrant and represent that they have the full authority to do so.
          17.  This Stipulation may be executed in counterparts.

Dated:  July 27, 1995


                         ROSENTHAL, MONHAIT, GROSS
                           & GODDESS, P.A.

                         /s/
                         _____________________________________
                         By Norman Monhait
                         First Federal Plaza
                         Post Office Box 1070
                         Wilmington, DE 19899-1070
                         (302) 656-4433

                         Delaware Plaintiffs' Counsel



                         YOUNG, CONAWAY, STARGATT & TAYLOR


                         /s/
                         _____________________________________
                         By Josy Ingersoll
                         1100 North Market Street
                         Wilmington Trust Center
                         Wilmington, DE  19801
                         (302) 571-6600

                                   - and -

                         WACHTELL, LIPTON, ROSEN & KATZ


                         /s/
                         _____________________________________
                         By Marc Wolinsky
                         51 West 52nd Street
                         New York, NY  10019
                         (212) 403-1000

                         Attorneys for Defendants AT&T Corp.,
                           McCaw Cellular Communications, Inc.
                           MMM Holdings, Inc. and the
                           Individual Director Defendants of
                           AT&T, McCaw and LIN (except the LIN
                           Independent Director Defendants)


                         MORRIS, NICHOLS, ARSHT & TUNNELL


                         /s/
                         __________________________________
                         By A. Gilchrist Sparks III
                         1201 North Market Street
                         Post Office Box 1347
                         Wilmington, DE  19899-1347
                         (302) 658-9200

                                   - and -

                         WEIL, GOTSHAL & MANGES


                         /s/
                         __________________________________
                         By Greg A. Danilow
                         767 Fifth Avenue
                         New York, NY  10153
                         (212) 310-8000

                         Attorneys for Defendant LIN
                           Broadcasting Corporation



                         SIMPSON THACHER & BARTLETT


                         /s/
                         __________________________________
                         By Michael J. Chepiga
                         425 Lexington Avenue
                         New York, NY  10017
                         (212) 455-2000

                         Attorneys for the LIN Independent
                           Director Defendants



                         SHEARMAN & STERLING


                         /s/
                         __________________________________
                         By Stuart Baskin
                         599 Lexington Avenue - 6th Floor
                         New York, NY  10022
                         (212) 848-4000

                         Attorneys for Defendant
                           Morgan Stanley & Co.